Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NI 51-102

VOTING RESULTS REPORT

(Section 11.3)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

DECEMBER 12, 2006

At the Annual General Meeting of the Shareholders of Kimber Resources Inc. (hereinafter called the “Company”) held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 9:30 AM on Tuesday, December 12, 2006 (the “Meeting”) all of the matters voted upon were conducted by a show of hands.  The following were the results of the voting:

1.

To receive the Message to Shareholders, the Comparative Consolidated Financial Statements of the Company for the financial years ended June 30, 2006 and 2005 and the Auditors’ report thereon:

UNANIMOUS VOTE IN FAVOR OF THE RESOLUTION

2.

To elect Leanne M. Baker, Keith M. Barron and Stephen P. Quin as directors of the Company  for the ensuing three (3) years (the Directors having staggered terms):

UNANIMOUS VOTE IN FAVOUR OF THE RESOLUTION

3.

To re-appoint D&H Group LLP as auditors for the ensuing year:

UNANIMOUS VOTE IN FAVOR OF THE RESOLUTION

Proxies representing 30,233,718 common shares, being 95.87% of the proxies delivered, authorized voting in favor of the election of Leanne M. Baker and proxies representing 1,304,025common shares, being 4.13% of the proxies delivered, were instructed to be withheld from voting for Dr. Baker.

Proxies representing 30,425,296 common shares, being 96.32% of the proxies delivered, authorized voting in favor of the election of Keith M. Barron and proxies representing 1,162,447 common shares, being 3.68% of the proxies delivered, were instructed to be withheld from voting for Dr. Barron.

Proxies representing 31,247,568 common shares, being 98.92% of the proxies delivered, authorized voting in favor of the election of Stephen P. Quin and proxies representing 340,175 common shares, being 1.08% of the proxies delivered, were instructed to be withheld from voting for Mr. Quin.

Proxies representing 31,308,068 common shares, being 99.11% of the proxies delivered, authorized voting in favor of the appointment of the D&H Group LLP as auditors for the ensuing year and proxies representing 279,675 common shares, being .89% of the proxies delivered were instructed to be withheld from voting for the appointment of the auditors.

Dated this 19th day of December, 2006 at Vancouver, BC

Kimber Resources Inc.

   “M. E. Hoole”

Michael E. Hoole

Vice President and Secretary